Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

May 2, 2019

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 2, 2019.

The matters voted upon at the Meeting and the results of the voting were as follows:

Election of Directors

The nine nominees set forth in the Corporation’s 2019 Management Proxy Circular dated March 20, 2019 (the “Circular”) were elected as directors of the Corporation by a majority of votes cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
David D. Cates	208,521,957	98.64	2,867,851	1.36
W. Robert Dengler	208,825,134	98.79	2,564,674	1.21
Brian D. Edgar	206,077,462	97.49	5,312,346	2.51
Ron F. Hochstein	208,986,347	98.86	2,403,461	1.14
Jack O.A. Lundin	208,960,770	98.85	2,429,038	1.15
Geun Park	209,289,955	99.01	2,099,853	0.99
William A. Rand	208,802,733	98.78	2,587,075	1.22
Catherine Stefan	209,271,914	99.00	2,117,894	1.00
Patricia M. Volker	208,901,568	98.82	2,488,240	1.18

Appointment of Auditors

By majority vote cast by show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
299,861,566	98.56	4,366,165	1.44

Advisory Vote on Executive Compensation

By majority vote cast by show of hands, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation (the “Executive Compensation Resolution”), the full text of which is set out on page 13 of the Circular, was approved. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the Executive Compensation Resolution would have been as follows:

Votes For	% For	Votes Against	% Against
157,958,814	74.72	53,430,994	25.28

DENISON MINES CORP.

       By:
_(signed) “Amanda Willett”_____
Amanda Willett
Corporate Counsel & Corporate Secretary